

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2013

Via E-mail
Sergio Pinon
Chief Executive Officer
eLayaway, Inc.
1650 Summit Lake Drive, Suite 103
Tallahassee, Florida 32317

> **Re:** **eLayaway, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed April 19, 2013**
> **File No. 000-54733**

Dear Mr. Pinon:

We have reviewed your filing and have the following comments. Please note that we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comment, we may have additional comments.

General

1. Your proposed action approved by your majority stockholders by written consent authorizes a reverse stock split referencing two ratios: (1) 1 for 100 shares of common stock issued and outstanding and all preferred stock; and (2) 1 for 250 shares of common stock issued and outstanding and all preferred stock. Your disclosures on page 4 indicate that the ratio will be either 1 for 100 or 1 for 250, but your disclosures on page 2 imply that you may have the discretion to choose a ratio in between these two figures. Please revise to clarify.

2. In the bullet point on page 2, you disclose that your reverse stock split will either maintain or reduce the number of authorized shares of common and preferred stock at the board's discretion. With respect to reducing the number of authorized shares, please clarify whether the board is restricted to reducing the number of authorized shares in the same proportion as the reverse stock split ratio or if the board may alter the ratio at its discretion.

3.   If the board has discretion to decrease the number of authorized shares other than at the same ratio as your reverse stock-split, disclose whether there are any guidelines or limitations on the extent to which the number of authorized shares may be reduced. In addition, it appears that the reverse stock split may have the effect of creating newly available authorized shares of both common and preferred stock. Please disclose whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares of common or preferred stock for any purpose, including future acquisitions and/or financings. If so, please revise your disclosure to include a materially complete description of the future acquisitions and financing transactions. If not, please state that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the newly available authorized shares of common or preferred stock.

4.   For clarity, please disclose in tabular format the number of shares of common and preferred stock authorized, issued and outstanding, reserved for issuance, and authorized but unissued on a pre- and post-split basis, taking into account the possible reduction in authorized shares.

5.   Please refer to Release No. 34-15230 and discuss the possible anti-takeover effects of the effective increase in your authorized shares. Please also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. Inform holders that management might use the additional shares to resist or frustrate a third-party transaction, favored by a majority of the independent stockholders, which would provide an above-market premium.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments to Edwin Kim, Staff Attorney, at (202) 551-3297 or, in his absence, to the undersigned at (202) 551-3457.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: <u>Via E-mail</u>
        Lance Brunson, Esq.
        Vincent Rees, L.C.